2JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

January 2, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Ruairi Regan

Re:	Mindesta Inc.
Amendment No. 2 to Current Report on Form 8-k
Filed November 28, 2014
File No. 000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated December 9, 2014.

            1.        With respect to comment No. 1, the following information is being provided in connection with the use of cannabis as a means to address pain management in patients. Relevant sections of the following articles have been highlighted to identify the use of cannabioid related compounds. (The following have been numbered to correspond with the enclosed articles.)

1.        Cannabinoids in Health and Disease: This article identifies numerous diseases which provides therapeutic value to certain illnesses including: anorexia, emesis, pain disease, Tourette’s syndrome, Alzheimer’s disease, epilepsy. Glaucoma, osteoporosis, schizophrenia, cardiovascular disorders, cancer, obesity, and metabolic syndrome related disorders.

2.        Adjunctive Nabilone in Cancer Pain and Symptom Management: A Prospective Observational Study Using Propensity Scoring: This articles addresses the benefits of cannabis in patients with advanced cancer suffering from disease related symptoms and treatment associated with side effects. Nabilone, a synthetic form of THC has recently been approved for use by the US Food and Drug Administration for treating refractory chemotherapy-induced nausea and vomiting. Patients using Nabilone have also enjoyed significant improved management of pain, nausea, total distress and anxiety.

3.        Cannabis in painful HIV-associated sensory neuropathy: This study addresses the analgesic effects of exogenous cannabis involved in pain and analgesia. That there is a growing need for alternative medications to address chronic neuropathic pain.

4(a) and (b). CNS Spectrums and the Journal of Pain: Both of these articles address the pain associated with fibromyalgia and the benefits associated with nabilone, a synthetic cannabinod on pain reduction and quality of life improvement as nabilone improved symptoms and was well-tolerated.

5.        A randomized, placebo-controlled, crossover trial of cannabis cigarettes in neuropathic pain.

This study again demonstrates that cannabis may be effective at ameliorating neuropathic pain, and may be an alternative for patients who do not respond to, or cannot tolerate other drugs.

6.        Suggested Dosing: This article differentiates between THC, which is responsible for the psychoactive effects felt from marijuana and CBD. THC has been shown to be responsible for the immunosuppressive, anti-inflammatory and analgesic properties of medical marijuana. CBD lacks nearly all psychoactive effect but is responsible for giving medical marijuana its anti-inflammatory, analgesic, anti-nausea, anti-emetic, anti-psychotic, anti-ischemic, anxiolytic, and anti-epileptic effects.

7.        Agrima: THC and CBD: This article is similar to the Suggested Dosing Article. The article identifies THC and CBD as the active ingredients in medical marijuana and its benefits.

8.        Survey of Australians using cannabis for medical purposes: This articles again focuses on the benefits of marijuana for pain relief. It suggests further clinical cannabis research and alternative delivery systems.

9.        How Much Marijuana Will I need to Take? This articles addresses two of the primary delivery systems for marijuana: Inhalation by smoking/vaporization or using marijuana in the baking or cooking of food. As the article points out, inhalation provides a more precise and quicker method of delivery from baked marijuana. The Company’s wafers provide a more precise measurement than either inhalation or cooking, raises blood levels of THC and represents an enhanced delivery system.

          We believe the above articles and research clearly demonstrates the benefits of medical marijuana. Further, the wafer delivery system will allow patients suffering from those illnesses outlined above to choose an alternative delivery system.

            2.        With respect to comment No. 2 and the relevance of compliance with German and Dutch laws: As of this date, management has not determined where it will focus its marketing efforts. While Germany and the Netherlands may offer opportunities which are not available in other countries, the Company cannot state with any degree of certainty that the Company will market in either Germany or the Netherlands. As such, we do not believe that any discussion on compliance with German, Dutch or other country’s regulatory guidelines is appropriate at this time. The Company will undertake to provide this disclosure once the Company has decided where to sell its Wafers.

            If the Commission believes that further clarification is necessary in the Company’s Form 8-K regarding the marketing of its Wafer, the Company will amend the disclosure accordingly.

            3.        With respect to Comment Three regarding Certain Relationships and Related Transactions: We reconfirm that the $10,000 advances are non-interest bearing. Further, we reconfirm that management has paid $12,600 in legal fees on behalf of the Company.

            We respectfully request that if the Commission requires further clarification of any of the matters identified above in a further amended Form 8-K, that the Company be permitted to address only those matters identified in this letter,

            Thanking you in advance for your consideration.

            Sincerely,

            /s/Jeffrey G. Klein

            Jeffrey G. Klein, counsel